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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Alexza Pharmaceuticals, Inc.
(Name of Issuer)
Common Shares, $.0001 par value per share
(Title of Class of Securities)
015384 10 0
(CUSIP Number)
May 18, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	015384 10 0	Page	2	of	13

1	NAMES OF REPORTING PERSONS:
Alejandro C. Zaffaroni, Ph.D.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,755,613 shares [1,2,3]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

1,755,613 shares [1,2,3]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,755,613 shares [1,2,3]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.67% [1,2,3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
1 By virtue of their status as trustees of the Zaffaroni Revocable Trust u/t/d 1/24/86 (the “Trust”), each of Alejandro C. Zaffaroni and his wife, Lida Zaffaroni, may be deemed to have shared beneficial ownership of the 1,477,206 shares held by the Trust.
2 By virtue of his status as a general and limited partner of the Zaffaroni Partners, L.P. (“Partners”), Alejandro C. Zaffaroni, Ph.D. may be deemed to have shared beneficial ownership of the 269,090 shares held by Partners.
3 By virtue of his status as trustee of each of the Alejandro Zaffaroni Retirement Trust FBO M. Lorette Viaud, the Alejandro Zaffaroni Retirement Trust FBO Donna Swanson and the Alejandro Zaffaroni Retirement Trust FBO Gonzalo M. Silveira (collectively, the “Retirement Trusts”), Alejandro C. Zaffaroni may be deemed to have shared beneficial ownership of an aggregate of 9,317 shares held by the Retirement Trusts.

CUSIP No.	015384 10 0	Page	3	of	13

1	NAMES OF REPORTING PERSONS: Zaffaroni Revocable Trust u/t/d 1/24/86

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS No. ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	5	SOLE VOTING POWER:

NUMBER OF		1,477,206 shares [4]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,477,206 shares [4]

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,477,206 shares [4]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.77%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
4 By virtue of their status as trustees of the Zaffaroni Revocable Trust u/t/d 1/24/86 (the “Trust”), each of Alejandro C. Zaffaroni and his wife, Lida Zaffaroni, may be deemed to have shared beneficial ownership of the 1,477,206 shares held by the Trust.

CUSIP No.	015384 10 0	Page	4	of	13

1	NAMES OF REPORTING PERSONS: Zaffaroni Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS No. 77-04232231

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	5	SOLE VOTING POWER:

NUMBER OF		269,090 shares [5]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		269,090 shares [5]

WITH:	8	SHARED DISPOSITIVE POWER:

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

269,090 shares [5]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.87%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
5 By virtue of his status as a general and limited partner of the Zaffaroni Partners, L.P. (“Partners”), Alejandro C. Zaffaroni, Ph.D. may be deemed to have shared beneficial ownership of the 269,090 shares held by Partners.

CUSIP No.	015384 10 0	Page	5	of	13

1	NAMES OF REPORTING PERSONS: Alejandro C. Zaffaroni Retirement Trust FBO M. Lorette Viaud

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS No. ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	5	SOLE VOTING POWER:

NUMBER OF		2,727 shares [6]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,727 shares [6]

WITH:	8	SHARED DISPOSITIVE POWER:

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,727 shares [6]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.01%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
6 By virtue of his status as trustee of the Alejandro Zaffaroni Retirement Trust FBO M. Lorette Viaud, Alejandro C. Zaffaroni may be
  deemed to have shared beneficial ownership of the shares held by the trust.

CUSIP No.	015384 10 0	Page	6	of	13

1	NAMES OF REPORTING PERSONS: Alejandro C. Zaffaroni Retirement Trust FBO Donna Swanson

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS No. ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	5	SOLE VOTING POWER:

NUMBER OF		3,090 shares [7]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,090 shares [7]

WITH:	8	SHARED DISPOSITIVE POWER:

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,090 shares [7]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.01%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
7 By virtue of his status as trustee of the Alejandro Zaffaroni Retirement Trust FBO Donna Swanson, Alejandro C. Zaffaroni may be
   deemed to have shared beneficial ownership of the shares held by the trust.

CUSIP No.	. 015384 10 0	Page	7	of	13

1	NAMES OF REPORTING PERSONS: Alejandro C. Zaffaroni Retirement Trust FBO Gonzalo M. Silveira

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS No. ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	5	SOLE VOTING POWER:

NUMBER OF		3,500 shares [8]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,500 shares [8]

WITH:	8	SHARED DISPOSITIVE POWER:

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,500 shares [8]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.01%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
8 By virtue of his status as trustee of the Alejandro Zaffaroni Retirement Trust FBO Gonzalo M. Silveira, Alejandro C. Zaffaroni
   may be deemed to have shared beneficial ownership of the shares held by the trust.

Item 1.	(a)	Name of Issuer:

Alexza Pharmaceuticals, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1020 East Meadow Circle, Palo Alto, California 94303

Item 2.	(a)	Name of Person Filing:

Alejandro C. Zaffaroni, Ph.D.
Zaffaroni Revocable Trust u/t/d 1/24/86
Zaffaroni Partners, L.P.
Alejandro Zaffaroni Retirement Trust FBO
M. Lorette Viaud
Alejandro Zaffaroni Retirement Trust FBO
Donna Swanson
Alejandro Zaffaroni Retirement Trust FBO
Gonzalo M. Silveira

	(b)	Address of Principal Business Office or, if none, Residence:

4005 Miranda Avenue, Suite 180, Palo Alto, California 94304

	(c)	Citizenship:

		Alejandro C. Zaffaroni, Ph.D.	United States of America
		Zaffaroni Revocable Trust u/t/d 1/24/86	California
		Zaffaroni Partners, L.P.	California Limited Partnership
Alejandro Zaffaroni Retirement Trust FBO
		M. Lorette Viaud	California
Alejandro Zaffaroni Retirement Trust FBO
		Donna Swanson	California
Alejandro Zaffaroni Retirement Trust FBO
		Gonzalo M. Silveira	California

	(d)	Title of Class of Securities:

Common Shares, $.0001 par value per share

	(e)	CUSIP Number:

015384 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

Alejandro C. Zaffaroni, Ph.D.	1,755,6131, [2] [3]
Zaffaroni Revocable Trust u/t/d 1/24/86	1,477,206
Zaffaroni Partners, L.P.	269,090
Alejandro Zaffaroni Retirement Trust FBO
M. Lorette Viaud	2,727
Alejandro Zaffaroni Retirement Trust FBO
Donna Swanson	3,090
Alejandro Zaffaroni Retirement Trust FBO
Gonzalo M. Silveira	3,500

[1]	By virtue of their status as trustees of the Zaffaroni Revocable Trust u/t/d 1/24/86 (the “Trust”), each of Alejandro C. Zaffaroni and his wife, Lida Zaffaroni, may be deemed to have shared beneficial ownership of the 1,477,206 shares held by the Trust.

[2]	By virtue of his status as a general and limited partner of the Zaffaroni Partners, L.P. (“Partners”), Alejandro C. Zaffaroni, Ph.D. may be deemed to have shared beneficial ownership of the 269,090 shares held by Partners.

[3]	By virtue of his status as trustee of each of the Alejandro Zaffaroni Retirement Trust FBO M. Lorette Viaud, the Alejandro Zaffaroni Retirement Trust FBO Donna Swanson and the Alejandro Zaffaroni Retirement Trust FBO Gonzalo M. Silveira (collectively, the “Retirement Trusts”), Alejandro C. Zaffaroni may be deemed to have shared beneficial ownership of an aggregate of 9,317 shares held by the Retirement Trusts.

(b) Percent of Class:

Alejandro C. Zaffaroni, Ph.D.	5.67%[1,2,3]
Zaffaroni Revocable Trust u/t/d 1/24/86	4.77%
Zaffaroni Partners, L.P.	0.87%
Alejandro Zaffaroni Retirement Trust FBO
M. Lorette Viaud	0.01%
Alejandro Zaffaroni Retirement Trust FBO
Donna Swanson	0.01%
Alejandro Zaffaroni Retirement Trust FBO
Gonzalo M. Silveira	0.01%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Alejandro C. Zaffaroni	0
Zaffaroni Revocable Trust u/t/d 1/24/86	1,477,206
Zaffaroni Partners, L.P.	269,090
Alejandro Zaffaroni Retirement Trust FBO
M. Lorette Viaud	2,727
Alejandro Zaffaroni Retirement Trust FBO
Donna Swanson	3,090
Alejandro Zaffaroni Retirement Trust FBO
Gonzalo M. Silveira	3,500

(ii) Shared power to vote or to direct the vote:

Alejandro C. Zaffaroni	1,755,613[1,2,3]
Zaffaroni Revocable Trust u/t/d 1/24/86	0
Zaffaroni Partners, L.P.	0
Alejandro Zaffaroni Retirement Trust FBO
M. Lorette Viaud	0
Alejandro Zaffaroni Retirement Trust FBO
Donna Swanson	0
Alejandro Zaffaroni Retirement Trust FBO
Gonzalo M. Silveira	0

(iii) Sole power to dispose or to direct the disposition of:

Alejandro C. Zaffaroni	0
Zaffaroni Revocable Trust u/t/d 1/24/86	1,477,206
Zaffaroni Partners, L.P.	269,090
Alejandro Zaffaroni Retirement Trust FBO
M. Lorette Viaud	2,727
Alejandro Zaffaroni Retirement Trust FBO
Donna Swanson	3,090
Alejandro Zaffaroni Retirement Trust FBO
Gonzalo M. Silveira	3,500

(iv) Shared power to dispose or to direct the disposition of:

Alejandro C. Zaffaroni	1,755,613[1,2,3]
Zaffaroni Revocable Trust u/t/d 1/24/86	0
Zaffaroni Partners, L.P.	0
Alejandro Zaffaroni Retirement Trust FBO
M. Lorette Viaud	0
Alejandro Zaffaroni Retirement Trust FBO
Donna Swanson	0
Alejandro Zaffaroni Retirement Trust FBO
Gonzalo M. Silveira	0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification
                       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2007

Date

/s/ Alejandro C. Zaffaroni

Alejandro C. Zaffaroni, Ph.D.

Zaffaroni Revocable Trust u/t/d 1/24/86

By:	Alejandro C. Zaffaroni and
Lida Zaffaroni, as Trustees

By:	/s/ Alejandro C. Zaffaroni Alejandro C. Zaffaroni,
Trustee

By:	/s/ Lida Zaffaroni Lida Zaffaroni, Trustee

Zaffaroni Partners, L.P.

By:	/s/ Alejandro C. Zaffaroni Alejandro C. Zaffaroni
General Partner

Alejandro Zaffaroni
Retirement Trust FBO
M. Lorette Viaud

By:	/s/ Alejandro C. Zaffaroni Alejandro C. Zaffaroni,
Trustee

Alejandro Zaffaroni
Retirement Trust FBO
Donna Swanson

By:	/s/ Alejandro C. Zaffaroni Alejandro C. Zaffaroni,
Trustee

Alejandro Zaffaroni
Retirement Trust FBO
Gonzalo M. Silveira

By:	/s/ Alejandro C. Zaffaroni Alejandro C. Zaffaroni,
Trustee